UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission File Number: 001-09305
_________________________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza
501 N. Broadway
St. Louis, Missouri  63102

Stifel, Nicolaus Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules
Years ended December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedules: *
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	12
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13
Schedule H, Line 4j – Schedule of Reportable Transactions	14
Exhibit 23.1

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Administrative Committee
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 26, 2013

Federal Employer Identification Number: 44-0160260

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	December 31,
	2012	2011

Investments, at fair value	$384,339,159	$324,201,942
Receivables:
Notes receivable from participants	7,509,009	6,526,873
Employer contributions	3,756,115	3,798,176
Participant contributions	—	347,294
Total receivables	11,265,124	10,672,343
Net assets available for benefits	$395,604,283	$334,874,285

See accompanying Notes to Financial Statements.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011

	Year Ended December 31,
	2012	2011

Additions
Interest and dividends	$4,686,116	$3,465,079
Net appreciation/(depreciation) in fair value of investments	33,184,830	(20,579,836)
Net investment income/(loss)	37,870,946	(17,114,757)

Interest income from participant loans	296,764	267,507
Contributions:
Participants	39,122,780	36,856,506
Rollovers	6,036,242	7,375,836
Employer	3,838,236	3,600,148
Total contributions	48,997,258	47,832,490
Transferred from acquired company plan	—	26,281,835
Total additions	87,164,968	57,267,075
Deductions
Benefits paid to participants	26,398,165	16,282,634
Administrative expenses	36,805	31,535
Total deductions	26,434,970	16,314,169

Net increase	60,729,998	40,952,906
Net assets available for benefits at beginning of year	334,874,285	293,921,379
Net assets available for benefits at end of year	$395,604,283	$334,874,285

See accompanying Notes to Financial Statements.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1 – Description of the Plan

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Stifel, Nicolaus & Company, Incorporated and affiliates (the “Company”) for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Administrative Committee, whose members are appointed by the Company’s Board of Directors. Prudential Retirement Insurance and Annuity Company (“Prudential” or the “Trustee”) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $17,000 for 2012. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions up to an annual maximum of $5,500 in 2012.  For the years ended December 31, 2012 and 2011, the Company’s Board of Directors elected to match 50% of the first $2,000 contributed by each participant. The Company’s contribution to the participant’s individual account is credited at the end of the year.  This is reflected in the employer contribution receivable in the statements of net assets available for benefits as of December 31, 2012 and 2011.  The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2012 or 2011.

On July 1, 2010, Stifel Financial Corp. (the “Parent”) completed its acquisition of Thomas Weisel Partners Group, Inc.  On January 3, 2011, the assets of the Thomas Weisel Partners LLC 401(k) Plan, both cash and in-kind, were merged into the Plan. The transfer included $21,535,303 and $4,746,532 of cash and in-kind assets, respectively and are included in Transferred from acquired company plan within the statement of changes in net assets available for benefits.

Participant Investment Account Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Parent, various pooled separate accounts, mutual funds, a guaranteed account, and self-directed brokerage accounts. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in the Company's contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Under provisions of the Plan, forfeited balances of terminated participants’ nonvested accounts may be used at the Company’s discretion to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants’ accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of their account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Generally, loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the Administrative Committee. Principal and interest is paid ratably through payroll deductions.

Participant loans are classified as notes receivable from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual funds, common stock and self-directed brokerage accounts are stated at fair value based upon quoted market prices. The Prudential Guaranteed Income Fund is valued at contract value which equals fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. The fair value for these contracts is equal to the contract value because there are no known cash flows that could be discounted.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract was 2.50% and 2.85% for the years ended December 31, 2012 and 2011, respectively.

Income Tax Status

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recently Issued Accounting Guidance

Fair Value of Financial Instruments

In May 2011, the FASB issued Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement,” to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Plan). Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan’s financial statements. See Note 3 - Fair Value of Measurements.

NOTE 3 – Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. “the exit price”) in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with the Topic 820, “Fair Value Measurement and Disclosures,” which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of the mutual funds, Stifel Financial Corp. common stock and self directed brokerage accounts were derived from quoted market prices. These investments are reported as Level 1.

Pooled Separate Accounts

Fair value represents the net asset value (“NAV”) of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding. The pooled separate accounts are reported as Level 2.

Guaranteed Income Fund

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The investment in the guaranteed income fund is reported at contract value. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. The fair value for these contracts is equal to the contract value because there are no known cash flows that could be discounted. The inputs used to estimate the fair value of the guaranteed income fund were derived from unobservable market data; therefore, the investment is reported as Level 3.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011:

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced	$67,336,969	$67,336,969	$—	$—
Growth	46,877,915	46,877,915	—	—
International	18,418,641	18,418,641	—	—
Fixed income	8,045,680	8,045,680	—	—
Value	5,372,856	5,372,856	—	—
	146,052,061	146,052,061	—	—
Pooled separate accounts:
Growth	43,483,965	—	43,483,965	—
Value	31,915,796	—	31,915,796	—
International	11,997,446	—	11,997,446	—
Fixed income	22,347,753	—	22,347,753	—
Balanced	14,092,262	—	14,092,262	—
	123,837,222	—	123,837,222	—

Guaranteed Income Account	61,508,508	—	—	61,508,508
Stifel Financial Corp. Common stock	35,396,929	35,396,929	—	—
Self-directed brokerage accounts	17,544,439	17,544,439	—	—
	$384,339,159	$198,993,429	$123,837,222	$61,508,508

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced	$58,075,127	$58,075,127	$—	$—
Growth	38,495,808	38,495,808	—	—
International	14,539,311	14,539,311	—	—
Fixed income	7,262,827	7,262,827	—	—
Value	4,482,039	4,482,039	—	—
	122,855,112	122,855,112	—	—
Pooled separate accounts:
Growth	36,595,296	—	36,595,296	—
Value	26,430,364	—	26,430,364	—
International	9,542,414	—	9,542,414	—
Fixed income	11,691,626	—	11,691,626	—
Balanced	11,484,791	—	11,484,791	—
	95,744,491	—	95,744,491	—

Guaranteed Income Account	56,347,272	—	—	56,347,272
Stifel Financial Corp. Common stock	34,431,972	34,431,972	—	—
Self-directed brokerage accounts	14,823,095	14,823,095	—	—
	$324,201,942	$172,110,179	$95,744,491	$56,347,272

The following table summarizes the changes in fair value carrying values of the Plan’s Level 3 financial instruments during the years ended December 31, 2012 and 2011:

Guaranteed Income Fund
Balance at December 31, 2010	$44,846,300
Interest income	1,526,069
Purchases	15,773,684
Sales	(5,798,781)
Balance at December 31, 2011	56,347,272
Interest income	1,483,132
Purchases	12,477,592
Sales	(8,799,488)
Balance at December 31, 2012	$61,508,508

The following table presents quantitative information related to the significant unobservable inputs utilized in the Plan’s recurring Level 3 fair value measurements as of December 31, 2012.

	Fair Value	Valuation technique	Unobservable input	Weighted average

Insurance contract with investment company	$61,508,508	Discounted cash flow	Contractual interest rate	2.53%

Changes in the contractual interest rate would result in a significant change in fair value to the extent the change deviates from changes in the market interest rates. Generally, an increase (decrease) in the difference between the contractual interest rate and the market interest rate is accompanied by a directionally opposed change in fair value.

NOTE 4 – Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 were:

	December 31,
	2012	2011

Prudential Guaranteed Income Account	$61,508,508	$56,347,272
Stifel Financial Corp. common stock	35,396,929	34,431,972
Fidelity Contrafund	23,988,780	18,953,371
TimesSquare Small Cap Growth	19,901,447	17,291,758
American Euro Pac Growth – R6	**	17,165,156

** Investment is less than 5% of net assets available for benefits.

For the years ended December 31, 2012 and 2011, the Plan’s investments including investments purchased and sold, as well as held during the year, appreciated/(depreciated) in fair value as follows:

	December 31,
	2012	2011

Stifel Financial Corp. common stock	$(46,484)	$(8,879,822)
Mutual funds	16,692,938	(8,493,933)
Pooled separate accounts	15,205,706	(1,673,976)
Self-directed brokerage accounts	1,332,670	(1,532,105)
	$33,184,830	$(20,579,836)

NOTE 5 – Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1 above, Prudential Retirement Insurance and Annuity Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Parent from their existing account balances. At December 31, 2012 and 2011, participants held 1,107,192 and 1,074,321 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $36,805 and $31,535 of record keeping fees to the Trustee during 2012 and 2011, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

NOTE 6 – Subsequent Events

We evaluate subsequent events that have occurred after the net assets available for benefits date but before the financial statements are issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the Plan’s financial statements.

Supplemental Schedules

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN: 43-0538770
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Corrected in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$23,273	$—	$2,382	$20,891	$23,273

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN: 43-0538770
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
	Pooled separate accounts:
*	Artisan International Growth	354,881 shares	$6,058,000
*	Artisan Mid Cap Growth	564,663 shares	11,099,504
*	Dryden S&P 500(R) Index Fund	142,645 shares	14,092,262
*	GSAM High Grade Bond	641,133 shares	14,066,683
*	LSV Asset Management International Value	539,832 shares	5,939,446
*	Mellon Capital Small Cap Value	325,221 shares	8,796,577
*	Pru IFX TGT Easypath	589,645 shares	8,281,070
*	TimesSquare Small Cap Growth	514,291 shares	19,901,447
*	Wellington Large Cap Growth	1,368,234 shares	12,483,014
*	Wellington Large Cap Value	1,127,731 shares	17,177,951
*	Wellington Mid Cap Value	223,671 shares	5,941,268

*	Prudential Guaranteed Income Fund	2.50%	61,508,508

*	Stifel Financial Corp. common stock	1,107,192 shares	35,396,929

	Mutual funds:
	Alger Mid Cap Growth Institutional	215,953 shares	3,280,325
	American Bond Fund	621,288 shares	8,045,680
	American Euro Pac Growth – R6	478,225 shares	19,693,323
	American Investment Company of America	572,743 shares	17,268,201
	Davis NY Venture A	238,332 shares	8,377,385
	Fidelity Contrafund	309,253 shares	23,988,780
	Growth Fund of America – R6	571,018 shares	19,608,768
	LN AP Fund	---	42
	Lord Abbett Mid Cap Value A	301,676 shares	5,372,856
	Lord Abbett Small Cap Value I	245,507 shares	8,388,960
	Oakmark Equity & Income Fund I	477,512 shares	13,609,100
	Oppenheimer Developing Markets	350,802 shares	12,235,961
	Oppenheimer Global Fund A	95,796 shares	6,182,680

	Self-directed brokerage accounts	17,544,439 shares	17,544,439
			384,339,159
*	Participant loans	Interest at 4.25-9.25%, maturing through 2022	7,509,009
			$391,848,168
*	Represents a party-in-interest to the Plan
	Column (d), cost, has been omitted, as all investments are participant directed.

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN: 43-0538770
Schedule H, Line 4(j) – Schedule of Reportable Transactions

Year Ended December 31, 2012

Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Cost of Asset (g)	Current Value on Transaction Date (h)	Net Gain/(loss) (i)
Category (II) – Series of Non-Securities Transactions in Excess of 5% of Plan Assets.
Prudential Investments *	Guaranteed Income Fund	$17,501,767	$—	$17,501,767	$17,501,767	$—
Prudential Investments *	Guaranteed Income Fund	—	14,585,576	14,585,576	14,585,576	—

* Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stifel, Nicolaus Profit Sharing Plan 401(k) Administrative Committee has duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

By:	/s/ James M. Zemlyak
James M. Zemlyak Senior Vice President and Chief Financial Officer / Review Committee

Date: June 26, 2013

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm.